

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 12, 2009

Kenneth T. Coviello
Chief Executive Officer
Vycor Medical Inc.
80 Orville Drive, Suite 100
Bohemia, New York 11716

> **Re: Vycor Medical, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 11, 2009**
> **File No. 333-149782**

Dear Mr.Coviello:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 6 to Form S-1 filed on February 11, 2009

Audited Annual Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please request your auditors to reconcile 'Note 7, "Restatement of Financial Statements"' in the fourth paragraph of their report with 'Note 10, Restatement of Financial Data as of December 31, 2007' of your financial statements.

Note 4. Long-Term Debt, page F-11

2.   Please refer to prior comment 3. The revised disclosure for the Salomon debt states that "the conversion price was to be equal to the prevailing market price, subject to a maximum conversion price of not more than $1.00 per common share and a minimum conversion price *of less than $0.50* per common share." [emphasis added] As discussed, please revise the disclosure relating to the conversion terms to be consistent with the terms of the debt agreement.

3.   Similarly for the Fountainhead notes you disclose that "The Holder is entitled at its option to convert all or any amount of the principal face amount of the debenture then outstanding into a number of shares of common stock (based upon exchange ratio of membership units into common stock-see note 1) calculated to be equal to ten percent of the issued and outstanding aggregate shares of the Company at a "post-money" valuation at the date of issuance if this Debenture of $1,500.000("Conversion Price") Based upon the conversion price and the % ownership the conversion price that it represents in the company, that the convertible debenture is convertible into 1,876,300 common shares. The conversion feature is subject to standard anitdilution provisions." As discussed, please revise to clarify how you determined that the note is convertible into 1,876,300 shares.

Note 10. Restatement of Financial Data as of December 31, 2007, page F-19

4.   Please refer to prior comment 9. We note that in Item E in your 2006 balance sheet reconciliation and Item G in your 2007 balance sheet reconciliation, you disclose a beneficial conversion feature of $39,976 and additional debt discount of $132,524. Please amend your filing to update these numbers to be consistent with the numbers disclosed in footnote 4.

5.   Please refer to prior comment 10. Please amend Note 10 to clearly describe each of the adjustments reflected in the tables so that an investor can understand the amount by which the financial statements were restated and why. Please revise to clearly identify any offsetting entries. For example:

- On page F-20 we note that you have adjusted your derivative liability of $51,391 by recording a debit of the same amount. Please provide a clear explanation of why you made this adjustment and where you recorded the corresponding credit.

- On page F-22 we note that you have adjusted 'Compensatory element of stock' by reflecting a credit of $20,839 to eliminate the balance in this account. Please provide a clear explanation of why you made this adjustment and where you recorded the corresponding debit.

Note 4. Long-Term Debt, page F-42

6.   Please refer to prior comments 14 and 15. Please revise the disclosure to be consistent with our discussion. In that regard, explain the significant terms of the agreements whereby you reduced the conversion price on the debt agreement and made an inducement offer.

7.   In light of the timing of the modification of the conversion price, the inducement offer and the actual conversion of the note into common shares, please tell us how you concluded that the modification of the conversion price was not part of the inducement under SFAS 84.

8.   Furthermore, if the modification of the conversion price is not part of the inducement offer, and in light of EITF 06-6 and 96-19 which would appear to indicate that the company would treat the modification as an extinguishment and record a loss on extinguishment, please explain to us why you have not reflected a loss related to the modification of the conversion price.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jong Hwang at 202-551-3327 or in his absence, me at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Perry Hindin at (202) 551-3444 with any other questions.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant

cc: (via fax)   Benjamin Tan, Esq.